UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.      )*

Cadrenal Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

127636207

(CUSIP Number)

September 20, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 127636207	SCHEDULE 13G	Page 2 of 9 Pages

1	NAME OF REPORTING PERSONS Havlickova 648 a.s.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 66,332
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 66,332

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,332
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 127636207	SCHEDULE 13G	Page 3 of 9 Pages

1	NAME OF REPORTING PERSONS Dubnica Property s.r.o.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 66,332
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 66,332

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,332
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON CO

CUSIP No. 127636207	SCHEDULE 13G	Page 4 of 9 Pages

1	NAME OF REPORTING PERSONS Miroslav Dornak
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Czech Republic

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 66,332
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 66,332

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 66,332
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.2%
12	TYPE OF REPORTING PERSON IN

CUSIP No. 127636207	SCHEDULE 13G	Page 5 of 9 Pages

Item 1.	(a) Name of Issuer

Cadrenal Therapeutics, Inc. (the “Issuer”)

Item 1.	(b) Address of Issuer’s Principal Executive Offices

822 A1A North, Suite 306

Ponte Vedra, Florida 32082

Item 2.	(a) Names of Person Filing:

Havlickova 648 a.s.

Dubnica Property s.r.o.

Miroslav Dornak

Collectively, the “Reporting Persons”

Item 2.	(b) Address of Principal Business Office or, if None, Residence:

Havlickova 648 a.s.

U Rustonky 714/1

186 00, Prague

Czech Republic

Dubnica Property s.r.o.

U Rustonky 714/1

186 00, Prague

Czech Republic

Miroslav Dornak

U Rustonky 714/1

186 00, Prague

Czech Republic

Item 2.	(c) Citizenship:

Havlickova 648 a.s. – Czech Republic

Dubnica Property s.r.o. – Czech Republic

Miroslav Dornak – Czech Republic

Item 2.	(d) Title of Class of Securities:

Common Stock, par value $0.001 per share (“Shares”)

Item 2.	(e) CUSIP Number:

127636207

CUSIP No. 127636207	SCHEDULE 13G	Page 6 of 9 Pages

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned as of October 3, 2024:

Havlickova 648 a.s. – 66,332

Dubnica Property s.r.o. – 66,332

Miroslav Dornak – 66,332

(b)	Percent of Class as of October 3, 2024:

Havlickova 648 a.s. – 6.2%

Dubnica Property s.r.o. – 6.2%

Miroslav Dornak – 6.2%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:

Havlickova 648 a.s. – 0

Dubnica Property s.r.o. – 0

Miroslav Dornak – 0

(ii)	Shared power to vote or to direct the vote:

Havlickova 648 a.s. – 66,332

Dubnica Property s.r.o. – 66,332

Miroslav Dornak – 66,332

CUSIP No. 127636207	SCHEDULE 13G	Page 7 of 9 Pages

(iii)	Sole power to dispose or to direct the disposition of:

Havlickova 648 a.s. – 0

Dubnica Property s.r.o. – 0

Miroslav Dornak – 0

(iv)	Shared power to dispose or to direct the disposition of:

Havlickova 648 a.s. – 66,332

Dubnica Property s.r.o. – 66,332

Miroslav Dornak – 66,332

The percentage of Shares reported to be beneficially owned by the Reporting Persons are based on 1,067,231 Shares of the Issuer outstanding as of August 20, 2024, based on information reported on the Issuer’s Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on August 7, 2024, as well as based on information reported on the Issuer’s Form 8-K filed with the SEC on August 20, 2024 regarding the Issuer’s 1-for-15 reverse stock split.

Havlickova 648 a.s. directly holds 66,332 Shares of the Issuer. Dubnica Property s.r.o. is the direct parent of Havlickova 648 a.s. and controls the voting and dispositive power of the 66,332 Shares of the Issuer held by Havlickova 648 a.s. Miroslav Dornak also controls the voting and dispositive power of the 66,332 Shares of the Issuer held by Havlickova 648 a.s. Accordingly, the Reporting Persons are treated as beneficially owning all of the 66,332 Shares of the Issuer directly held by Havlickova 648 a.s.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 127636207	SCHEDULE 13G	Page 8 of 9 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 4, 2024

Havlickova 648 a.s.

By:	/s/ Miroslav Dornak
Miroslav Dornak
Authorized Signatory

Dubnica Property s.r.o.

By:	/s/ Miroslav Dornak
Miroslav Dornak
Authorized Signatory

By:	/s/ Cyril Florent Vladimir Dejanovski
Cyril Florent Vladimir Dejanovski
Authorized Signatory

By:	/s/ Miroslav Dornak
Miroslav Dornak

Exhibit 1

JOINT FILING AGREEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning such person contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that such person knows or has reason to believe that such information is inaccurate.

Dated: October 4, 2024

Havlickova 648 a.s.

By:	/s/ Miroslav Dornak
Miroslav Dornak
Authorized Signatory

Dubnica Property s.r.o.

By:	/s/ Miroslav Dornak
Miroslav Dornak
Authorized Signatory

By:	/s/ Cyril Florent Vladimir Dejanovski
Cyril Florent Vladimir Dejanovski
Authorized Signatory

By:	/s/ Miroslav Dornak
Miroslav Dornak